SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

I, the undersigned, a Public Translator and Commercial Interpreter, hereby certify and attest, for the due purposes, that on this date a copy of the original document written in Portuguese was presented to me, identified as “Shareholders’ Agreement“, which I translate into English as follows:

Execution Copy

SHAREHOLDERS’ AGREEMENT OF

NET SERVIÇOS DE COMUNICAÇÃO S.A.

This present Shareholders’ Agreement is entered into between the parties qualified below, as follows:

(a) GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A., with address at Avenida Afrânio de Melo Franco, 135, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, with Corporate Taxpayer’s ID (CNPJ/MF) 27.865.757/0001-02, in this act represented by Mr. Stefan Alexander and Mrs. Rossana Fontenele Berto (hereinafter referred to as “Globopar”); and DISTEL HOLDING S.A., with address at Avenida Afrânio de Melo Franco, 135, Parte, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, with the Corporate Taxpayer’s ID (CNPJ/MF) 00.065.376/0001-84, in this act represented by Mrs. Rossana Fontenele Berto and Mr. Stefan Alexander (hereinafter referred to as “Distel” and, jointly with Globopar, “GLOBO”);

(b) LATAM DO BRASIL PARTICIPAÇÕES S.A., with address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Regente Feijó, 166, 16º andar, sala 1687-A-parte, Centro, with the Corporate Taxpayer’s ID (CNPJ/MF) 07.165.506/0001-08, in this act represented by Messrs. Alberto de Orleans e Bragança and Marcos Medeiros Coelho da Rocha (hereinafter referred to as “LATAM”);

(c) GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., a joint stock company, headquartered at Avenida Afrânio de Melo Franco, 135, 5º andar –

parte, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro, Corporate Taxpayer’s ID (CNPJ/MF) 04.527.900/0001-42, in this act represented by Mrs. Rossana Fontenele Berto and Mr. Stefan Alexander (hereinafter referred to as “GB”);

and also as intervening party,

(d) TELÉFONOS DE MÉXICO, S.A. DE C.V., a company duly organized and validly existing under the laws of Mexico, with address at Parque Via, 198, Colônia Cuahtemoc, CP 06599, Mexico City, Mexico, in this act represented by its legal representatives, Mr. Jorge Gorraez Castro (hereinafter referred to as “TELMEX”).

WHEREAS GLOBO, Bndes Participações S.A. - BNDESPAR, Bradesplan Participações S.A., Microsoft B.V., Zero Hora Editora Jornalística S.A. and RBS Participações S.A. on July 11, 2002 (“2002 Agreement”), entered into the shareholders’ agreement of NET SERVIÇOS DE COMUNICAÇÃO S.A., a joint stock company with address at Rua Verbo Divino, 1356, in the city of São Paulo, State of São Paulo, with the Corporate Taxpayer’s ID (CNPJ/MF) 00.108.786/0001-65 (hereinafter referred to as “NET SERVIÇOS”);

WHEREAS Bndes Participações S.A. - BNDESPAR, Bradesplan Participações S.A., Microsoft B.V., Zero Hora Editora Jornalística S.A. and RBS Participações S.A. no longer hold Common Shares subject to the 2002 Agreement;

WHEREAS GLOBO contributed on this date to the payment of GB’s capital increase, common shares issued by NET SERVIÇOS representing fifty-one per cent (51%) of its voting capital;

WHEREAS GB, GLOBO and LATAM on this date are titleholders of common shares issued by NET SERVIÇOS, as per table below:

Shareholder	Common Shares (ON)	% Voting Capital	Preferred Shares (PN)	% Total Capital (ON + PN)
GB	802,494,433	51.00%	--	20.82%
Globopar	0	0%	0	0%
Distel	171,095,380	10.87%	0	4.44%
Sub-Total GLOBO	171,095,380	10.87%	0	4.44%
LATAM	575,162,668	36.55%	179,906,550	19.59%
Total	1,548,752,481	98.42%	179,906,550	44.86%

WHEREAS GLOBO and LATAM are titleholders, on this present date, of common shares issued by GB, as per table below:

Shareholder	Common Shares (ON)	% Voting Capital	Preferred Shares (PN)	% Total Capital (ON + PN)
Globopar	70,093,585	26.20%	--	8.73%
Distel	66,330,469	24.80%	--	8.27%
Sub-Total GLOBO	136,424,054	51%	--	17%
LATAM	131,074,091	49%	534,996,288	83%
Total	267,498,145	100%	534,996,288	100%

WHEREAS TELMEX indirectly holds the totality of shares issued by LATAM;

WHEREAS GLOBO, GB, LATAM and TELMEX intend to fully replace the 2002 Agreement with this present Shareholders’ Agreement, as well as bind to this present Shareholders’ Agreement all the Common Shares to which they are or are to be titleholders, as outlined in the table above, including the Preemptive Right and Transfer rights related to the referred Common Shares, as well as the exercise of voting rights; and

WHEREAS (i) NET SERVIÇOS and its subsidiaries are cable and MMDS pay-TV operators; (ii) GLOBO, as well as some of its Related Parties (as defined below), have notorious expertise in the production supply and distribution of audiovisual content and rendering of services for pay television; and (iii)

TELMEX, as well as some of its Related Parties have notorious expertise in the management and operation of communication networks and other communication infra-structure;

The parties resolve to enter into this present Shareholders’ Agreement as provided for by the Article 118 and its paragraphs of the Law 6,404/76, under the following terms and conditions.

1. DEFINITIONS.

For the purposes of this Shareholders’ Agreements, the following expressions shall have the meaning attributed thereto as follows:

“Affiliated Company” means, related to a certain person, any other person directly or indirectly Controlled by, under same Control of or Controlling the first person;

“Offering Shareholder” means the Shareholder of the Agreement and/or Shareholder of GB intending to dispose of part or the totality of its Common Shares and/or GB’s shares, as defined in the Clause 3.3;

“Shareholders of GB” mean GLOBO and LATAM, as well as any of their respective successors or assignees, under the terms and as allowed by this present Shareholders’ Agreement and by Shareholders’ Agreement of GB;

“Shareholders of the Agreement” mean GB, GLOBO and LATAM, as well as any of their respective successors or assignees, under the terms and as allowed by this present Shareholders’ Agreement;

“Shares Offered” means the lot of Common Shares and/or GB shares subject to the Preemptive Right, as defined in the Clause 3.3;

“Common Shares” mean the common shares issued by NET SERVIÇOS held by the Shareholders of the Agreement, with voting right, identified in Whereas aforementioned, as well as any common shares issued by NET SERVIÇOS the

Shareholders of the Agreement and/or their respective Related Parties might acquire in the future, on the occasion of, but not limited to, subscription in capital increase, bonus, splitting, reverse split, conversion of debentures into Common Shares, conversion of preferred stocks into Common Shares or swap;

“GB Shares”mean the voting right common shares and the preferred shares issued by GB held by GLOBO and LATAM, identified in Whereas aforementioned, as well as any common shares and preferred shares issued by GB the Shareholders of GB and/or respective Related Parties might acquire in the future, on the occasion of, but not limited to, subscription in capital increase, bonus, splitting, reverse split, conversion of debentures into shares or swap;

“2002 Agreement” means the shareholders’ agreement of NET SERVIÇOS entered into between GLOBO, Bndes Participações S.A. - BNDESPAR, Bradesplan Participações S.A., Microsoft B.V., Zero Hora Editora Jornalística S.A. and RBS Participações S.A., on July 11, 2002, as defined in the introduction;

“Shareholders’ Agreement” means this present Shareholders’ Agreement;

“Shareholders’ Agreement of GB” means the shareholders’ agreement of GB entered into on this date between GLOBO and LATAM;

“Shareholders’ Agreement with BNDESPAR” means the shareholders’ agreement entered into on February 1, 2005 among the Shareholders of the Agreement, Roma Participações Ltda., NET SERVIÇOS, Bndes Participações S.A. – BNDESPAR and GB;

“General Meeting” has the meaning attributed thereto in Clause 5.1 of this Shareholders’ Agreement;

“BOVESPA” means the São Paulo Stock Exchange;

“ICC” means the International Chamber of Commerce);

“Competitor of NET SERVIÇOS” means any company or affiliated of this company, joint venture, consortium, association, strategic enterprise or similar, the main business of which performed in Brazil is any communication service, including but not limited to (i) supply of pay-TV services in Brazil; (ii) telecommunication services; (iii) print, spoken media or any other form; (iv) TV broadcasting station; and/or (v) supply business or production of Content for any of the previous ones; and also notwithstanding provisions herein, any company or Party Related to this company, joint venture, consortium, association, strategic enterprise or similar pertaining to the Televisa or Cisneros groups and their respective Affiliated Companies or any other entity, which is not an Affiliated Company of these groups but has been organized by Televisa or Cisneros with the main purpose of performing activities of production and distribution of Content. For the purposes of this definition, a “Competitor of NET SERVIÇOS” shall not include any of the Parties of this Shareholders’ Agreement or respective Related Parties, provided that the activities of these Related Parties do not constitute non-compliance with the provisions in Clause 8 hereof;

“Network Agreement” means any network agreement entered into NET SERVIÇOS or any of its subsidiaries and TELMEX dealing with the utilization of the communication network of NET SERVIÇOS or any of its subsidiaries by TELMEX or any of its Related Parties;

“Content” means all the audio, video and audiovisual signals, (including but not limited to, channels, specific programs, pay-per-view events, walled garden, digital improvements and interactive services), which may be viewed or interacted by end users by means of a television screen or video monitor;

“Brazilian Content” means the Content: (i) using the Portuguese language, (ii) which contains dubbing or subtitles in Portuguese, except if originally created, produced, and generated outside Brazil by non-Brazilians for a good faith international broadcasting not having Brazil as its main target market; (iii) including Brazilians (whether or not resident in Brazil) appearing in the audiovisual material; (iv) has been originally created, produced or generated or make significant use of material or rights created, produced or generated in Brazil. Small quantities of interstitial programming in the Portuguese language shall not be deemed as Brazilian Content, or in case of twenty-four (24)-hour channels, small blocks of Brazilian programming not exceeding in the whole, one (1) hour per day;

“Control” means, under the terms of the Article 116 of the Law 6,404/76, the power to (i) elect the majority of the managers (ii) and direct the activities of certain company;

“Tag Along Right” has the meaning attributed thereto in Clause 4 of this Shareholders’ Agreement;

“Preemptive Right” means the right ensured in Clause 3 of this Shareholders’ Agreement to the other Shareholders of the Agreement and Shareholders of GB in relation to any Shareholder of the Agreement and by any Shareholder of GB intending to sell, assign, transfer or anyway dispose, directly or indirectly of the totality or part of their Common Shares and/or their GB shares;

“Distel” means Distel Holding S.A., as defined in the introduction;

“Bylaws” mean the consolidated bylaws of NET SERVIÇOS, as amended and consolidated, approved by the shareholders attending the Extraordinary General Meeting held on October 28 and 30, 2002;

“GB” means GB Empreendimentos e Participações S.A., as defined in the introduction;

“GLOBO” means Globopar and Distel, jointly, as defined in the introduction;

“Globopar” means Globo Comunicações e Participações S.A., as defined in the introduction;

“IGP-M” means the General Price Index – Market published by Getúlio Vargas Foundation;

“LATAM” means Latam do Brasil Participações S.A., as defined in the introduction;

“Material Matters” mean the Material Matters of Board of Directors Qualified Quorum and the Material Matters of General Meeting Qualified Quorum, as this is the case;

“Material Matters of the General Meeting Qualified Quorum” mean the matters incumbent upon the Shareholders’ General Meeting of NET SERVIÇOS and its subsidiaries, as set forth in Clause 5.6 hereof, deemed by GLOBO and LATAM as material, and therefore, subject to the Previous Meeting decision with qualified quorum, according to Clause 5.5 hereof;

“Material Matters of the Board of Directors Qualified Quorum” mean the matters incumbent upon the Board of Directors of NET SERVIÇOS and its subsidiaries, as set forth in Clause 5.7 hereof, deemed by GLOBO and LATAM as material, therefore, subject to the Previous Meeting decision with qualified quorum, according to Clause 5.5 hereof;

“NET SERVIÇOS” means Net Serviços de Comunicação S.A., as defined in the introduction;

“Notice” means the written notice for the exercise of Preemptive Right to be sent by the Proponent Shareholder to the other Shareholders of the Agreement and to the Shareholders of GB, as defined in Clause 3.3;

“Lien” means any burden, encumbrance, charges, whether in court or out-of-court, options, preemptive rights, usufruct and other claims or restrictions of any nature;

“Related Parties” or “Related Party” means, in relation to any of the Shareholders of the Agreement, at any time, any other person(s) controlling him or them, whom is or are controlled thereby or under common Control of this same Shareholder of the Agreement, or from which this Shareholder of the Agreement is part of the Control group;

“Proponent Shareholder” means the Shareholder of the Agreement and/or Shareholder of GB intending to Transfer part or the totality of Common Shares and/or GB Shares, owned by it to a third party or another Shareholder of the Agreement or Shareholder of GB, as defined in Clause 3.3;

“Adjusted Interest” of each Shareholder of the Agreement or Shareholder of GB means the result, at any moment, of the sum (i) of quotient (expressed in percentage) obtained by dividing the number of Common Shares directly held by this Shareholder of the Agreement by the total number of Common Shares existing until the period under consideration, with (ii) the product of multiplication (x) of quotient (expressed in percentage) obtained by dividing the number of GB Shares (without any distinction in view of different types and classes of GB Shares) directly held by this Shareholder of GB by the total number of GB Shares existing at the period under consideration, by (y) quotient (expressed in percentage) obtained by division of the number of Common Shares directly held by GB by the total of Common Shares existing at the period under consideration;

“Proposal” means the relevant conditions and terms of the proposal made by the Proponent Shareholder, as defined in Clause 3.3;

“Previous Meeting” has the meeting attributed thereto in Clause 5.2 hereof;

“Board of Directors’ Meeting” has the meaning attributed thereto in Clause 5.1 hereof; and

“Transfer” (and its verbal conjugates) means the sale, commitment to sell, disposal, burden, assignment, usufruct, granting of call option or put option, swap, conveyance to the capital of other company, transfer or any other form of loss of ownership, disposal, assignment or burden, whether directly or indirectly, of any of the Common Shares or GB Shares held, directly or indirectly, at any time, by the Shareholders of the Agreement or by the Shareholders of GB, as well as rights inherent to these Common Shares and GB Shares, in compliance with the provisions in Clause 3.2(a) below.

2. SHARES BOUND TO THE AGREEMENT

2.1. This Shareholders’ Agreement binds all the Common Shares and all the GB Shares, representing NET SERVIÇOS’ and GB’s capital stock, the Shareholders of the Agreement and Shareholders of GB hold or might hold, by which they are subject to all the stipulations contained herein, including the respective Transfer, Preemptive Right for their acquisition, Tag Along Right, as well as the exercise of voting right.

2.2. The Shareholders of the Agreement and the Shareholders of GB, hereby represent and warrant they are owners and lawful holders of the Common Shares and GB Shares, respectively, as well as these shares are free and unencumbered of any Lien, except for, as applicable, the provisions in this Shareholders’Agreement and in the Shareholders’ Agreement with BNDESPAR and the Shareholders’ Agreement of GB.

3. PREEMPTIVE RIGHT AND TRANSFER OF SHARES

3.1. The Common Shares of NET SERVIÇOS and GB Shares may not be transferred, burdened or encumbered, during the effectiveness of this Shareholders’ Agreement, directly or indirectly, to third parties or other Shareholders of the Agreement or the Shareholders of GB, without the compliance with the provisions of this Clause.

3.1.1 Notwithstanding any provision contrary to this Shareholders’ Agreement or the Shareholders’ Agreement of GB, GLOBO agrees not to transfer or burden the Shares Purpose (as defined in Clause 7 of the Shareholders’ Agreement of GB), except for the provisions in Clause 7 of the Shareholders’ Agreement of GB.

3.1.2 The Shareholders of the Agreement and/or Shareholders of GB shall not burden or create any Lien over its Common Shares and/or GB Shares, except for as authorized under the terms of this Shareholders’Agreement and the Shareholders’ Agreement of GB. Notwithstanding, LATAM and TELMEX hereby declare they are aware that GLOBO undergoes readjustment process of its indebtedness and therefore, exclusively under the scope of the referred process, GLOBO is authorized by this Shareholders’ Agreement to offer the Common Shares and GB Shares owned thereby as guarantee, observing however, that (i) at least, the Shares Purpose (as defined in Clause 7 of the Shareholders’ Agreement of GB) held by GLOBO shall remain free and unencumbered of any Lien, pursuant to Clause 3.1.1 above; (ii) the beneficiary of the guarantee shall agree to complying with the provisions applicable hereto and the Shareholders’ Agreement of GB, especially the provisions in Clause 3, in case of execution of guarantee; and (iii) the beneficiary of the guarantee shall not have voting or veto rights provided for in this Shareholders’ Agreement or in the Shareholders’ Agreement of GB resulting from the Common Shares and GB Shares under guarantee.

3.2. Without damage to the rules set forth in Clauses 3.3 to 3.6 below, in the event of any Shareholder of the Agreement or Shareholders of GB intend to transfer part or the totality of Common Shares or GB Shares, owned thereby to a third party or another Shareholder of the Agreement or another Shareholder of GB, shall comply with the following rules:

a) the Shareholders of the Agreement and the Shareholders of GB shall be entitled to Transfer their Common Shares and GB Shares bound by this Shareholders’ Agreement and the Shareholders’ Agreement of GB by means of private negotiations, observing the Preemptive Right of other Shareholders of the Agreement and other Shareholders of GB, and the resulting transfer of all rights and duties provided for herein and/or in the Shareholders’ Agreement of GB, setting forth that no buyer of Common Shares and/or GB Shares owned by GLOBO (and its respective Related Parties), except for LATAM or any of its Related Parties, shall acquire, shall be entitled to or shall assume any of the rights and obligations provided for in Clauses 5, 6, 7 and 8 of the Shareholders’ Agreement and Clauses 5, 6 and 8.3 of the Shareholders’ Agreement of GB, being however subject to other liabilities, including but not limited to the provisions in Clause 11 hereof and other rights provided for in this Shareholders’ Agreement and in the Shareholders’ Agreement of GB, also setting forth that any buyer of Common Shares and GB Shares owned by LATAM (and its respective Related Parties) shall be subject to all liabilities and shall have all LATAM’s rights under this present Shareholders’ Agreement and Shareholders’ Agreement of GB without limitation; and

(b) in addition to the Preemptive Right set forth in item “a” above, it is expressly forbidden any Transfer, whatsoever, by any Shareholder of the Agreement or Shareholder of GB, of part or the totality of Common Shares and/or GB Shares bound by this Shareholders’ Agreement and the Shareholders’ Agreement of GB, to or in benefit of a Competitor of NET SERVIÇOS, as per good faith assessment to be adopted by the Shareholders of the Agreement or remaining GB’s shareholders. In the event the referred Shareholders of the Agreement or the remaining Shareholders of GB decide in good faith to veto the Transfer of shares from any other Shareholder of the Agreement or Shareholder of GB to any Competitor of NET SERVIÇOS, this Shareholder of the Agreement or Shareholder of GB shall be prevented from carrying out the Transfer while the proposed buyer holds direct or indirect stake in the capital or in the management or administration of business or company, which is a Competitor of NET SERVIÇOS.

3.3. Without damage to the rules provided for in Clause 3.2 above, in the event any of the Shareholders of the Agreement and/or Shareholders of GB intend to carry out the Transfer of part or the totality of Common Shares and/or GB Shares owned thereby to a third party or other Shareholder of the Agreement or Shareholder of GB (“Proponent Shareholder”), this shall notify in written the other Shareholders of the Agreement and Shareholders of GB, specifying in the notice for the exercise of Preemptive Right (the “Notice”): (i) the name and the qualification of the Proponent Shareholder, and if the Proponent Shareholder is a company, the Notice shall also identify the respective shareholders or partners holding, directly or indirectly, the control of the Proponent Shareholder and/or equity interests representing ten per cent (10%) or more of its voting capital and/or its total capital; (ii) payment and price conditions; (iii) lot of Common Shares and/or GB Shares, as this is the case, to be acquired (“Shares Offered”); (iv) other relevant conditions and terms of the proposal (the “Proposal”); and (v) the offering shareholder (the “Offering Shareholder”) voices his acceptance to the proposal and the Proponent Shareholder agrees in observing this present Shareholders’Agreement and/or Shareholders’ Agreement of GB (subject to the applicable provisions of Clause 3.2.(a)), as this is the case.

3.3.1. Other Shareholders of the Agreement and Shareholders of GB shall have thirty (30) days, from the date the Notice is received, to voice in written to the Offering Shareholder, their interest in exercising according to the Adjusted Interest (excluding the Offering Shareholder’s interest), the Preemptive Right for the acquisition of Shares Offered, under same terms and conditions of the Proposal, pursuant to the following rules and procedures.

3.3.2. If any of the Shareholders of the Agreement or Shareholders of GB do not voice opinion within the term referred to by Clause 3.3.1 above, their interest in the exercise of Preemptive Right for the acquisition of Shares Offered or do not effectively exercise it, the Shares Offered to which he(they) would be entitled shall be apportioned and offered, in the proportion established herein, to the other Shareholders of the Agreement and Shareholders of GB, who may, observing the Adjusted Interest, exercise the Preemptive right and acquire the totality of Shares Offered or alternatively waive the acquisition of these Shares Offered, then not exercising the Preemptive Right for the acquisition of these shares, which shall be then acquired by the Proponent Shareholder, as provided for in Clause 3.3.4 below.

3.3.3 The Shares Offered shall be transferred to the Shareholders of the Agreement and/or Shareholders of GB who exercised their Preemptive Right, against the payment of the respective price, under the terms and conditions of the Proposal, on the date finally occurring between (i) thirty (30) days from the receipt of an affirmative answer from the Shareholders of the Agreement and/or Shareholders of GB, and (ii) the delivery date of the previous authorization required by laws or regulation applicable to the Transfer and the buyer’s adhesion to this Shareholders’ Agreement and/or Shareholders’ Agreement of GB, if this is the case, including the approval of the Brazilian Telecommunications Agency, where applicable.

3.3.4. Elapsing the term for manifestation of the exercise of Preemptive Right without the manifestation of other Shareholders of the Agreement or Shareholder of GB or in the event of waiver under the terms of Clause 3.3.2 above, the Offering Shareholder unless in case of exercise of veto by any Shareholder of the Agreement or Shareholder of GB, as this is case, according to the provisions in letter “b” of Clause 3.2., may then Transfer the Shares Offered to the Proponent Shareholder, under same terms and conditions set forth in the Proposal, Transfer of which is subject to the Proponent Shareholder’s adhesion to this present Shareholders’ Agreement and/or Shareholders’ Agreement of GB, as this is the case, subject to the applicable provisions of Clause 3.2 (a).

3.3.5. Under any circumstance, if the Proposal is amended in any of its terms, the Offering Shareholder shall notify again other Shareholders of the Agreement and the Shareholders of GB, repeating the procedure provided for in this Clause 3.3. and respective sub-items.

3.3.6. In case the Offering Shareholder does not transfer the Shares Offered to the Proponent within ninety (90) days from the Notice, the Preemptive Right shall be re-established, by repeating the procedure provided for in this Clause 3.3. and respective sub-items.

3.3.7. The provisions of this Clause 3 are applied to the Transfer of subscription rights of Common Shares and GB Shares stemming from capital increase and the issuance of subscription bonus in Common Shares or GB Shares, or any other instrument convertible into Common Shares or GB Shares, reducing to fifteen (15) days the terms of Clauses 3.3.1 and 3.3.3.

3.4. The restrictions to the Transfer of Common Shares and GB Shares provided for herein are not applied (i) to the fiduciary transfer of one (1) Common Share by Shareholders of the Agreement to each one of the members of NET SERVIÇOS’ Board of Directors; (ii) to the Transfers occurred, between, on the one hand, Distel, Globopar, LATAM and GB and on the other hand, the respective Related Parties, and (iii) to the Transfers made pursuant to Clause 7 of the Shareholders’ Agreement of GB.

3.5. If Common Shares or GB Shares are transferred to the Related Parties under the terms of Clause 3.4(ii) above, (i) the Related Party shall subrogate itself in all rights and liabilities of the Shareholder of Agreement and Shareholders of GB, as this is the case, who transferred it the shares, adhering to this present Shareholders’ Agreement and/or Shareholders’ Agreement of GB, as this is the case, and (ii) in case of transfer, sharing or loss of Control of the Related Party, without damage to the right of veto of the Shareholder of the Agreement and Shareholder of GB provided for in Clause 3.2.(b), the Shareholders of the Agreement and the Shareholders of GB shall be entitled to exercise the Preemptive Right to acquire Common Shares or GB Shares owned by the Related Party, which is obliged to sell its Common Shares or GB Shares to the Shareholders of the Agreement and/or Shareholders of GB in compliance with the procedures defined in Clause 3.3 and its respective sub-items, and the price being determined by first-tier financial institution, which shall appraise the shareholding owned by the Related Party on NET SERVIÇOS and/or GB, as this is the case.

3.5.1 TELMEX declares that LATAM is its Related Party, therefore, being subject to an eventual transfer, sharing or loss of Control of LATAM, directly or indirectly, by TELMEX, to the provisions in Clause 3.5 above.

3.6. Any Transfer of Common Shares and GB Shares, subscription rights, subscription bonus, debentures convertible or swapped into Common Shares and GB Shares, or any other securities, directly or indirectly, attributing interest in the capital of NET SERVIÇOS, only may be brought into effect according to the applicable laws. In addition, any of these effective Transfers in disagreement with the provisions of this Shareholders’ Agreement and the Shareholders’ Agreement of GB, shall be legally null and void, and NET SERVIÇOS and GB shall be prevented from executing the Transfer or the approval of registration of the referred securities.

4. TAG ALONG RIGHTS

4.1. Subject to the other provisions contained herein, the disposal of shares ensuring the Power of Control of NET SERVIÇOS (as defined in the Bylaws of NET SERVIÇOS) by any Shareholder of the Agreement, only may be contracted under the condition that the buyer undertakes to materialize, within no later than ninety (90) days, a public tender offer of shares of all other NET SERVIÇOS’ shareholders, so that to ensure them equal treatment to that given to the seller shareholder, as established and in compliance with the provisions applicable to the NET SERVIÇOS’ Bylaws.

4.2. In the event of disposal by one of the Shareholders of the Agreement or Shareholders of GB, titleholder of the Common Shares or GB Shares bound by this Shareholders’ Agreement and the Shareholders’Agreement of GB, of the totality of part of its Common Shares or GB Shares, the other Shareholders of the Agreement and the Shareholders of GB shall be entitled to require that the Shareholder of the Agreement or the Seller Shareholder of GB includes in the sale of its Common Shares and/or GB Shares, in same proportion of Common Shares and/or GB Shares sold by the referred Shareholder of the Agreement or Shareholder of GB, under same price and payment conditions, establishing that if the Common Shares and/or GB Shares exceed the number of shares the Proponent Shareholder intends to buy, the number of shares sold shall be reduced proportionally to each Seller Shareholder of the Agreement or Seller Shareholder of GB. The decision of including its shares in the disposal by the Seller Shareholder of the Agreement or seller Shareholder of GB shall be exercised, by means of notice to the seller, within same term set forth for the exercise of Preemptive Right, defined in Clause 3.3 hereof.

4.2.1 For the purposes of this Clause 4.2, the seller and the Shareholder(s) of the Agreement and Shareholder(s) of GB shall be entitled to Transfer to the Proponent Shareholder, jointly, the number of Common Shares or GB Shares, in case of the latter, indistinctly and regardless of type, calculated in conformity with the Adjusted Interest.

4.2.2 The provisions of this Clause 4.2 shall not apply in case of Transfers made pursuant to Clause 7 of the Shareholders’ Agreement of GB.

5. VOTE EXERCISE IN GENERAL MEETINGS AND BOARD OF DIRECTORS’ MEETINGS

5.1. The Shareholders of the Agreement, titleholders of Common Shares undertake to always attend and exercise the voting right of their shares in the General Meeting(s) of NET SERVIÇOS (“General Meeting”), directly or by means of their representatives legally appointed, voting uniformly, as defined in the Previous Meeting referred to by Clause 5.2 below, as well as guide the Board members appointed to vote in all the Board of Directors’ meetings (“Board of Directors’ Meeting”), according to what was set forth in the referred Previous Meeting, in compliance with what established in subsequent Clauses.

5.2. To implement the rule mentioned in Clause 5.1 above, the representatives of GLOBO and LATAM (or its Related Parties, titleholders of Common Shares or GB Shares, as this is the case, which shall be included in the definition of GLOBO and LATAM for the purposes of this Clause 5), shall meet prior to (“Previous Meeting”) the General Meeting or Board of Directors’ Meeting of NET SERVIÇOS or any of its subsidiaries, as this is the case, to analyze, discuss and deliberate on Material Matters, purpose of the agenda of the General Meeting or the Board of Directors’ Meeting.

5.3. The Previous Meetings shall be summoned, at least, four (4) business days in advance of the General Meeting or the Board of Directors’ meeting relevant by GLOBO or by LATAM, by means of correspondence sent to the other, as per Clause 12.1, which may indicate in written its representatives to participate in the referred Meetings.

5.3.1 The Previous Meeting shall occur on the second (2nd) business day prior to the date of the General Meeting or the Board of Directors’ Meeting of NET SERVIÇOS or of its subsidiaries, as this is the case.

5.4. The Previous Meeting shall occur during the business hours at the NET SERVIÇOS’ headquarters or any other venue acceptable by all the Shareholders of the Agreement and Shareholder of GB. A Previous Meeting shall be deemed as regularly called if the representatives of GLOBO and LATAM attended the Previous Meeting, irrespective of time and venue.

5.5. In relation to the Material Matters of the General Meeting Qualified Quorum, as per Clause 5.6. below, and Material Matters of Board of Directors Qualified Quorum as per Clause 5.7. below, the Shareholders of the Agreement and the Shareholders of GB agree that the approval in Previous Meeting of Material Matters shall depend on the affirmative vote of each one of the Shareholders of the Agreement and Shareholders of GB, provided that this Shareholder of the Agreement and this Shareholder of GB (jointly with its Related Parties and legal successors) holds, directly or indirectly, ten per cent (10%) of the voting capital of NET SERVIÇOS, establishing that, for the purposes of the provisions in Clause 5, this percentage interest shall be calculated from time to time, taking into account the Adjusted Interest held by LATAM and by GLOBO, whereas the Adjusted Interest, also for the purposes provided for in this Clause 5, shall not be adjusted or diluted as a result of any issuance, conversion, swap (arising from corporate restructure conducted by LATAM), splitting, reverse split, cancellation or redemption of NET SERVIÇOS’ or GB’s shares, in view of any capitalization of NET SERVIÇOS or GB, whether in currency or assets, or of any type of acquisition, merger, incorporation or another type of corporate reorganization involving NET SERVIÇOS or GB.

5.5.1 Without damage to the quorum required under the terms of Clause 5.5 above, for the purposes of this Clause 5, the decisions to be taken in the General Meeting or Board of Directors’ Meeting, as this is the case, in relation to the provisions in item “a” of the Clause 5.6 and items “b”, “c” and “d” of the Clause 5.7, shall require the affirmative vote of GLOBO and LATAM while GLOBO and LATAM hold the right to elect at least one (1) member of NET SERVIÇOS’ Board of Directors.

5.5.2 The Shareholders of the Agreement shall require the members of NET SERVIÇOS’ Board of Directors appointed thereby to fully comply with the decisions taken in the Previous Meetings, who shall submit thereto, unconditionally, as provided for by Article 118 and its paragraphs of the Law 6,404/76, as amended.

5.5.3 The Shareholders of the Agreement, whether through their representatives in General Meeting, or through members of the Board of Directors appointed thereby, undertake to not obstruct the examination and/or voting as resolved in the Previous Meeting, of any matter submitted to the General Meeting or to the Board of Directors, and also to not renounce their participation in any of these meetings.

5.5.4 From the Previous Meeting, a summarized Minutes of the resolutions to which the votes of the Shareholders’ Agreement and members of the Board of Directors appointed by the Shareholders of the Agreement shall be bound for all legal purposes shall be drawn up.

5.6. For the purposes of the provisions in this Clause 5, it shall be incumbent upon the General Meetings to decide upon any and all matters attributed thereto by act of law, the Material Matters of the General Meeting Qualified Quorum are established as follows:

(a) cancellation (i) of registration of NET SERVIÇOS for the trading of its shares in BOVESPA’s Level 2; (ii) registration of NET SERVIÇOS as a publicly-held company; (iii) ADR (American depositary receipts) Program of NET SERVIÇOS;

(b) acceptance of shares issued by NET SERVIÇOS for trading on the listing special segment of Bovespa’s “Novo Mercado” (New Market);

(c) change in the corporate purpose of NET SERVIÇOS;

(d) any corporate restructuring of NET SERVIÇOS, including by means of merger, incorporation, merger of shares and spin-off, if this corporate restructuring (i) does not establish that NET SERVIÇOS shall be the survivor company or the merging company, (ii) involves the following fixed telephony companies resulting from the privatization of Telebrás system: Brasil Telecom, Telemar and Telefônica or any of its respective Affiliated Companies and successors, (iii) involves companies or assets foreign to the corporate purpose of NET SERVIÇOS, or (iv) establishes the execution of trade agreements, between on the one hand, any Shareholder of the Agreement, any Shareholder of GB or any of its Related Parties, and on the other hand, the counterparty in the corporate restructuring operation and/or its Related Parties;

(e) capital stock reduction or share redemption;

(f) payment of dividends and/or interest on own capital, except if required by law and/or determined by Bylaws of NET SERVIÇOS;

(g) file for chapter 11 workouts or acknowledgment of bankruptcy;

(h) dissolution and winding-up of NET SERVIÇOS;

(i) amendment of the NET SERVIÇOS’ Bylaws in relation to the structure of its Board of Directors and Board of Executive Officers, including composition, incumbency, instatement quorum and resolution;

(j) transformation of the company’s type; and

(k) the exercise by NET SERVIÇOS of its voting rights in any company controlled thereby, in relation to any of the matters outlined in this Clause 5.6.

5.6.1 The Shareholders of the Agreement and NET SERVIÇOS shall neither authorize nor approve any Material Matters of the General Meeting Qualified Quorum indicated above, and shall neither allow nor approve any of the acts above to be practiced by NET SERVIÇOS or by any subsidiary of NET SERVIÇOS, without firstly obtaining its approval in Previous Meeting of Shareholders of the Agreement and Shareholders of GB, representing the quorum provided for in Clause 5.5.

5.7. For the effects or provisions in this Clause 5, it shall be incumbent upon the Board of Directors’Meeting to decide upon any and all matter attributed thereto by act of law, constituting Material Matters of the Board of Directors’ Meeting Qualified Quorum, as follows:

(a) approval of any business of any nature (including corporate restructuring and any form of acquisition) between NET SERVIÇOS and/or any of its subsidiaries, with any Shareholder of the Agreement or Shareholder of GB and its respective Related Parties, or also with any manager of NET SERVIÇOS and/or its subsidiaries except for (i) the agreements existing on the date of this present Shareholders’ Agreement; (ii) the agreements subject to the approval under the terms of items “b”, “c” and “d” below; or (iii) the agreements entered into under usual market conditions and in the regular course of NET SERVIÇOS’ businesses and its subsidiaries;

(b) amendment to any term or condition, expiration, cancellation or non-renewal of any agreement or trade relationship between NET SERVIÇOS and any Related Party of GLOBO;

(c) amendment to any term or condition, renewal, expiration, cancellation or non-renewal of any agreement existing on this present date for the acquisition and/or distribution of the Brazilian Content on account of NET SERVIÇOS;

(d) execution, future amendments, renewal, expiration, cancellation or non-renewal of new agreements for the acquisition and/or distribution on account of NET SERVIÇOS of the Brazilian Content and the Content of Televisa or Cisneros groups or of its respective Affiliated Companies or any other entity, which is not an Affiliated Company of these groups, but has been organized by Televisa or Cisneros with the main purpose of carrying out Content production and distribution activities;

(e) amendment to the terms and conditions, cancellation, renewal, expiration, or non-renewal of concession agreements for the rendering of pay-TV services entered into by NET SERVIÇOS and/or its subsidiaries;

(f) execution, amendment to the terms and conditions, expiration, cancellation, renewal or non-renewal of any Network Agreement;

(g) sale, leasing, assignment, encumbrance, transfer or other disposal of assets related to the conduction of NET SERVIÇOS’ businesses or of its subsidiaries or the amount of which (considering the act severally) is equal or higher than ten per cent (10%) of total of NET SERVIÇOS’ assets or of referred subsidiary;

(h) sale, leasing, assignment, encumbrance, transfer or other disposal of intangible assets, including but not limited to copyrights, trademarks and of services and other intellectual property rights;

(i) acquisition of assets, the amount of which (considering the act severally) is equal or higher than ten per cent (10%) of the total of NET SERVIÇOS’ assets, unless if allowed under the terms of the item (j) below;

(j) acquisition by NET SERVIÇOS of interest in other companies or in other activities by means of the acquisition of assets if any of these acquisitions (i) does not establish NET SERVIÇOS as the survivor company or merging company; (ii) involves the following fixed telephony companies resulting from the privatization of Telebrás system: Brasil Telecom, Telemar and Telefônica or any of its respective Affiliated companies; (iii) involves companies or assets foreign to the corporate purpose of NET SERVIÇOS; or (iv) establishes the execution of trade agreements, between, on the one hand, any Shareholder of the Agreement, any Shareholder of GB or any of its Related Parties, and, on the other hand, the counterparty in the corporate restructuring operation and/or its Related Parties;

(k) election and removal from office of NET SERVIÇOS’ executive officers, observing the provisions in Clause 7.2.1 below;

(l) determination of annual compensation and benefits (including stock options and other profit sharing plans) of executive officers and main executives of NET SERVIÇOS;

(m) the contracting and replacement of NET SERVIÇOS’ independent accountants; and

(n) the exercise by NET SERVIÇOS of its voting rights in any company controlled thereby, related to any of the matters outlined in this Clause.

5.7.1 The Shareholders of the Agreement and NET SERVIÇOS shall neither authorize nor approve any Material Matter of the Board of Directors Qualified Quorum listed above and shall neither allow nor approve the execution of any of the acts above by NET SERVIÇOS or any entity controlled by NET SERVIÇOS, without its previous approval in Previous Meeting of Shareholders of the Agreement and Shareholders of GB representing the quorum provided for in Clause 5.5.

5.7.2 Other issues incumbent upon the Board of Directors’ Meetings to be approved shall be subject to affirmative vote of the majority of the Board members in office.

5.8. The Shareholders of the Agreement and Shareholders of GB also agree that the Board of Directors, in compliance with the provisions in Clause 5.7 above, may establish that low value agreements, without strategic relevance, as to be defined by the Board of Directors, to be entered into by NET SERVIÇOS and Related Parties, referring to usual and common operations to the NET SERVIÇOS’ businesses, shall be exempted from the obligatoriness of previous approval by the Board of Directors as provided for in Clause 5.7.

5.9. GLOBO, GB and LATAM, observing their fiduciary duties, undertake to approve with their votes, or as this is case, instruct its representatives in Previous Meetings and members of NET SERVIÇOS’ Board of Directors elected thereby to exercise their votes, in such manner:

(a) upon GLOBO’s request, addressed in written to the Board of Directors of NET SERVIÇOS within six (6) months from the end of each fiscal year, including the year ended on 12/31/2004, approve NET SERVIÇOS’ capital increases, by means of the issuance of Common Shares and preferred shares issued by NET SERVIÇOS, at the ratio then existing, to be carried out through the capitalization of goodwill special reserve contributed by GLOBO and registered at NET SERVIÇOS as per Instruction 319/99 issued by CVM, observing that, in relation to this capitalization (i) the shareholders of NET SERVIÇOS existing at the time of the capitalization and Shareholders of GB shall have their respective preemptive rights ensured for subscription and payment of capital increases of NET SERVIÇOS and GB, in currency, or in case of GB, alternatively or in supplement, as this is the case, also by means of contribution from Common Shares or preferred shares issued by NET SERVIÇOS; (ii) except if otherwise resolved case-by-case by the Shareholders of GB, GB shall not exercise its preemptive rights to the issuance of new Common Shares carried out through the capitalization of the referred goodwill special reserve contributed by GLOBO; (iii) GLOBO shall contribute to GB, by means of subscription of new GB common shares, fifty-one per cent (51%) of the Common Shares resulting from capitalization, so that GB continues holding fifty-one per cent (51%) of total Common Shares; and (iv) LATAM, if at its discretion has subscribed and paid in cash the new Common Shares in the exercise of its preemptive right, shall also contribute them to GB, so that maintain unaltered the percentage of GLOBO’s and LATAM’s stake in the voting capital of GB held at the moment immediately prior to the capitalization under consideration; and

(b) upon LATAM’s request, addressed in written to the Board of Directors of NET SERVIÇOS, within two (2) years from this date, approve NET SERVIÇOS’ capital increases, by means of the public issuance of preferred shares, observing the legal limit between the types of shares issued by NET SERVIÇOS, to be paid in cash or by means of conversion of credits against NET SERVIÇOS, observing that (i) GLOBO and GB undertake to not exercise eventual preemptive rights, which might be ensured thereto by virtue of public issuances of shares provided for in this item “b”; (ii) the unit price for the issuance of new preferred shares shall be determined in the bookbuilding process; (iii) TELMEX shall render firm commitment of subscription by means of execution of agreement, under satisfactory form and content for GB, NET SERVIÇOS and GLOBO, for direct subscription or by means of a Person Related to TELMEX, of up to the totality of preferred shares issued at the issuance minimum unit price of seventy centavos of Real (R$0.70), which as from the expiration of the twelve-(12) month period counted from this date, shall be adjusted according to the IGP-M variation from the end of the referred initial period of twelve (12) months, in cash or by means of conversion of amount equivalent to referred credits against NET SERVIÇOS held by LATAM; (iv) the funds received by NET SERVIÇOS in the payment of preferred shares issued under the terms of this Clause shall be mainly used to settle its debts, including but not limited to, the referred credits against NET SERVIÇOS held LATAM, under the terms and according to the NET SERVIÇOS’ liabilities under agreements connected to its indebtedness.

5.9.1 GLOBO, GB and LATAM, subject to their fiduciary liabilities, shall endeavor their efforts so that NET SERVIÇOS: (i) practices the acts and adopts the measures under NET SERVIÇOS’ competence to obtain the necessary registrations, inclusive with the Securities and Exchange Commission of Brazil, to realize the public issuance referred to in item “b” of Clause 5.9, under the terms and conditions provided for in same Clause 5.9. and (ii) initiates the public distribution of shares, purpose of the capital increase under consideration, within the most reduced term as possible after obtaining the last one of the referred registrations.

6. BOARD OF DIRECTORS.

6.1. The Board of Directors of NET SERVIÇOS shall be composed of eleven (11) sitting members and equal number of deputies, all of them NET SERVIÇOS’ shareholders, whereas (i) at least, one (01) sitting member and respective deputy elected and removed from office by exclusive appointment and detached from GLOBO, right of which shall take effect while GLOBO holds, directly or indirectly (including by means of GB, in this case, the number of

Common Shares shall be calculated according to the Adjusted Interest), at least, one hundred, fifty-three million, seven hundred, fifty-nine thousand, seven hundred and seventeen (153,759,717) Common Shares, irrespective of the percentage represented by these Common Shares; (ii) four (04) sitting members and respective deputies elected and removed from office by exclusive appointment and detached from LATAM or its successors or assignees authorized; and (iii) other sitting members and respective deputies elected and removed from office by exclusive appointment and detached from GB or of its successors or assignees authorized holding, severally or jointly, more than fifty per cent (50%) of Common Shares.

6.1.1 Without damage to the right to elect one (01) member of the Board of Directors, which is ensured thereto by item (i) of Clause 6.1, in case GB no longer holds, for any reason, the majority of Common Shares, amongst the members to be elected pursuant to item (iii) of Clause 6.1, by at least one (01) sitting member and respective deputy of the Board of Directors shall be elected and removed from office by exclusive appointment and detached from GLOBO, while GLOBO holds, directly or indirectly, at least, the number of Common Shares corresponding to, at least, ten per cent (10%) of total of the Adjusted Interest, whereas this Adjusted Interest, for the purposes provided for in this Clause 6.1.1, shall not be adjusted or diluted as a result of any issuance, conversion, splitting, reverse split, cancellation or redemption of NET SERVIÇOS’ or GB’s shares, in view of any capitalization of NET SERVIÇOS or GB, whether in currency or assets, or any other type of acquisition, merger, incorporation or another type of corporate reorganization involving NET SERVIÇOS or GB.

6.2. Notwithstanding the provisions above, in case of exercise of rights by non-controlling shareholders of NET SERVIÇOS ensuring them representation at the Board of Directors, the total number of Board members who shall compose the Board of Directors shall be determined in order to consider the number of Board member(s) appointed by shareholder(s), who is(are) not Shareholders of the Agreement, ensuring the appointment of, at least, eleven (11) members by the Shareholders of the Agreement, which shall occur as provided for in Clause 6.1 above, always ensuring to the Shareholder(s) of the

Agreement, titleholder(s) of more than fifty per cent (50%) of the Common Shares bound by the Shareholders’ Agreement, the appointment and removal from office of half, plus one of the members of NET SERVIÇOS’ Board of Directors.

6.3. The Shareholders of the Agreement undertake to direct their votes in General Meeting to elect and remove from office the Board members appointed by each of the Shareholders of the Agreement, as provided for by this Agreement.

6.3.1 Each Shareholder of the Agreement shall be entitled to request at any time, the removal from office of any member of NET SERVIÇOS’ Board of Directors, appointed thereby, obliging the other Shareholders of the Agreement to promptly adopt all the measures necessary aiming at removing from office and replacing the referred Board member.

6.3.2 In the event of removal from office, resignation, replacement or any other event resulting in the vacancy of position of any member of NET SERVIÇOS’ Board of Directors, the Shareholder of the Agreement, who appointed this member shall be entitled to nominate the respective substitute (or a new deputy, in case the party opts for confirming the deputy originally appointed for the vacant position), other Shareholders of the Agreement undertaking to vote in agreement with the will of the Shareholder of the Agreement, who appointed this member.

6.4 The election rules and/or appointment of Board of Directors’ members set forth in this Clause 6 and other Clauses of this Shareholders’ Agreement, as this is the case, shall fully apply to the election and/or appointment of Board of Directors’ members or any equivalent Board or Committee of any company controlled, directly or indirectly, by NET SERVIÇOS.

7. BOARD OF EXECUTIVE OFFICERS.

7.1. The Shareholders of the Agreement agree that the management of NET SERVIÇOS and of its subsidiaries shall be professional, with a view to obtaining results and excellence in the performance of its activities. In addition, the Shareholders of the Agreement agree that the persons appointed for the positions at the Board of Executive Officers of NET SERVIÇOS and of its subsidiaries shall have accredited professional merits, besides experience and qualification appropriate to their position, with proved technical/administrative qualifications.

7.2. The Board of Executive Officers of NET SERVIÇOS and of each company controlled by NET SERVIÇOS shall be composed of three (3) Executive Officers, one (1) Chief Executive Officer, one (1) Chief Operations Officer and one (1) Chief Financial Officer.

7.2.1 At the election of Executive Officers of NET SERVIÇOS and companies controlled by NET SERVIÇOS, as long as the persons chosen fulfill the qualifications described above, the Shareholders of the Agreement shall observe the following provisions, as well as shall cause that the Board of Directors’ members elected thereby to observe shall ensure that NET SERVIÇOS exercises its voting right in the general meetings, partners meetings or amendments to the charter of subsidiaries, so that:

a) Chief Executive Officer and Chief Financial Officer: The Chief Executive Officer and the Chief Financial Officer shall be elected and replaced, at any time, by exclusive appointment of Shareholder (s) of the Agreement, titleholder(s) of more than fifty per cent (50%) of the Common Shares bound by the Shareholders’ Agreement. The persons then appointed shall be elected for the position as Chief Executive Officer and Chief Financial Officer at the Board of Directors’ Meeting of NET SERVIÇOS, observing the qualified majority under the terms of Clause 5.7 hereof. The Chief Executive Officer and the Chief Financial Officer, elected as provided for by this Clause may be removed from office at any moment by decision of the Shareholder(s) of the Agreement, titleholder(s) of more than fifty per cent (50%) of Common Shares bound by the Shareholders’ Agreement, and also, the Chief Financial Officer may be removed from office at any time, upon LATAM’s request (according to reasonability criteria), decisions and request of which shall bind the Board of Directors and NET SERVIÇOS’ vote in corresponding general meetings, Board meetings, partners meetings or amendments to the charter of the subsidiaries, as this is the case; and

(b) Chief Operations Officer. The Chief Operations Officer shall be elected and replaced, at any time, by exclusive appointment of LATAM. The persons then appointed shall be elected for the position as Chief Operations Officer at the Board of Directors’ Meeting of NET SERVIÇOS, observing the majority required under the terms of the Clause 5.7 hereof. The Chief Operations Officer elected as provided for by this Clause may be removed from office at any moment by decision of LATAM, decision of which shall bind the Board of Directors and NET SERVIÇOS’ vote in corresponding general meetings, Board meetings, partners meetings or amendments to the charter of the subsidiaries, as this is the case.

7.2.2 The duties and specific powers of Executive Officers of NET SERVIÇOS and its subsidiaries shall be those set forth in Bylaws and charters, as this is the case, of subsidiaries effective on the date of this Agreement.

7.2.3 It is hereby understood that to the extent that the Shareholder of the Agreement is authorized under the terms of this Clause to appoint or remove from office any executive officer, no other Shareholder of the Agreement may prohibit this appointment or remove from office the executive officer nominated.

7.3. The appointments made by the Shareholders of the Agreement for the positions as Executive Officers of NET SERVIÇOS and of its subsidiaries bind the votes of the Board of Directors’ members respectively elected thereby at the Board of Directors’ Meeting, with the purpose of electing and/or replacing members of NET SERVIÇOS’ Board of Executive Officers, or if this the case, the exercise of NET SERVIÇOS’ voting right in general meetings, partners meetings or amendments to the charters of companies controlled by NET SERVIÇOS, i.e., the Board members shall always vote in block at the corresponding Board of Directors’Meeting, electing the persons appointed by the Shareholders of the Agreement, who elected them, as provided for by Clause 7.2 above. The Board of Directors’ Chairman shall not calculate the vote rendered infringing the provisions hereof, and if any Board member elected by a Shareholder of the Agreement fails to vote according to an indication made by same Shareholder of the Agreement under the terms of Clause 7.2, the Board members elected with the aggrieved Shareholder’s vote shall validly vote by themselves and by the defaulting Board member.

7.4. NET SERVIÇOS and its subsidiaries shall always be represented by (i) any two (2) Executive Officers jointly; or (ii) by any Executive Officer jointly with an attorney-in-fact with special powers, as long as this attorney-in-fact has been designated by two (2) Executive Officers jointly, as provided for by the item (i) of this Clause.

8. BUSINESS RESTRICTIONS

8.1.TELMEX may not and shall not cause any Related Party of TELMEX to own, conduct or participate in the management of any of the following business conducted in Brazil:

(a) Open TV;

(b) Pay-TV distribution platform rather than NET SERVIÇOS, establishing that TELMEX may be the owner, conduct or participate in the management of a pay-TV distribution platform not by means of NET SERVIÇOS, if GB or GLOBO or members of the NET SERVIÇOS’ Board of Directors appointed thereby veto the acquisition of this platform by NET SERVIÇOS; and

(c) Content production businesses, establishing that TELMEX and its Related Parties may be the owners, conduct or participate in the management of a business producing Content for distribution through the Internet, as long as this Content is not Brazilian Content.

8.1.1The provisions of item “b” of this Clause 8.1 shall not prevent TELMEX or its Related Parties from operating or owning any data processing business or Internet (including Internet portals or ISP), unless if these businesses comprise the production of Content forbidden under the terms of item “c” of this Clause 8.1.

8.2.TELMEX’s liabilities, including concerning its Related Parties, established in Clause 8.1 above shall take effect as long as GLOBO holds, directly or indirectly (including by means of GB, in this case the number of Common Shares shall be calculated based on the Adjusted Interest), at least, one hundred, fifty-three million, seven hundred, fifty-nine thousand, seven hundred and seventeen (153,759,717) Common Shares, irrespective of percentage represented by these Common Shares.

9. RESOLUTION OF DISPUTES AND PERFORMANCE OF THE AGREEMENT

9.1. The Shareholders of the Agreement agree that all the disputes stemming herefrom and the operations considered herein shall be definitely, uniquely and exclusively solved by means of arbitration, which shall be conducted in the Portuguese and English languages in the city of Rio de Janeiro, State of Rio de Janeiro, pursuant to the International Chamber of Commerce)’s Arbitration Rules (“ICC”). The procedures shall be transcribed in Portuguese and English. The arbitration shall be conducted by an arbitration court composed of three (3) arbitrators. The arbitrators to compose the arbitration court shall be chosen as follows: (a) the first arbitrator shall be appointed by the party starting the arbitration, upon the presentation of request to commence the arbitration; (b) the second arbitrator shall be appointed by the counterparty, on the occasion of presentation of his answer (which shall occur thirty (30) days after receipt by the counterparty of request to commence the arbitration); and (c) the third arbitrator (who shall be the chairman) shall be appointed by the parties submitted to arbitration, within thirty (30) days counted from the appointment of second arbitrator, or if the parties do not reach an agreement about the appointment, by the International Arbitration Court of International Chamber of Commerce. The Arbitration Report shall be final, conclusive and binding upon the parties, and any decision contained in the Arbitration Report shall be acknowledged and enforceable in any proper court. The Shareholders of the Agreement agree that the arbitration shall be maintained under absolute confidentiality and any information or document, including any motion or documents, exchanged or produced in this arbitration (including but not limited to dossiers and other documents submitted or exchanged, any verbal testimony or depositions, and any report) shall not be disclosed out of the scope of the arbitration court, Secretariat of the International Arbitration Court of the International Chamber of Commerce, the parties, their consultants and any other person necessary for the performance of the arbitration, except if requested in process to acknowledge or execute the Arbitration Report, if any, or in such manner to comply with disclosure obligations imposed by any applicable law.

9.2. The Shareholders of the Agreement agree that the arbitration procedure described in Clause 9.1 is the sole and exclusive form by which the Shareholders of the Agreement shall solve the disputes arising from or related to this Shareholders’ Agreement; however, establishing that the Shareholders of Agreement expressly agree that no provision hereof shall hinder the Shareholders of the Agreement from submitting any dispute in court, who elect the courts of Rio de Janeiro judicial district, for the exclusive purposes of obtaining a writ of prevention or mandatory injunction solely necessary to preserve the status quo or otherwise prevent irrecoverable damages for any of the parties while the results of arbitration is pending.

9.3. The payment of indemnification for losses and damages in view of disrespect to the provisions of this Shareholders’ Agreement shall not constitute by itself a sufficient remedy, shall neither exclude the specific performance provided for herein and nor exempt the party responsible for the breach to this Shareholders’ Agreement from other consequences provided for by law.

10. DURATION OF THE AGREEMENT

10.1. This present Shareholders’ Agreement shall take effect while GLOBO and LATAM (jointly with respective Related Parties) hold, each one, directly or indirectly (including through GB, in this case the number of Common Shares shall be calculated according to the Adjusted Interest) at least, one hundred, fifty-three million, seven hundred, fifty-nine thousand, seven hundred and seventeen (153,759,717) Common Shares, irrespective of percentage represented by these Common Shares.

10.2. If at any time, GLOBO holds at least fifty per cent (50%) of GB’s common shares, up to the sixtieth (60th) day from the date GLOBO no longer holds the referred interest, GLOBO shall be entitled to require, by means of notices delivered for this purpose to LATAM, the swap of part or the totality of Common Shares or GB Shares GLOBO is the titleholder, with preferred shares issued by NET SERVIÇOS, without any additional payment from one party to the other, LATAM undertaking (jointly with respective Related Parties) to deliver to GLOBO the quantity of preferred shares issued by NET SERVIÇOS as set forth in this Clause 10.2. The swap proportion shall be one Common Share for each preferred share; and, in case of GB Shares, the number of preferred shares to be delivered by LATAM to GLOBO shall be determined according to the formula provided for in item (ii) of definition of Adjusted Interest, and once determined, the quantity of Common Shares these GB Shares represent shall be swapped at the ratio 1:1. LATAM undertakes to maintain the ownership or acquire the preferred shares issued by NET SERVIÇOS necessary to comply with its obligations set forth herein. GLOBO and LATAM and other Shareholders of the Agreement undertake to approve the referred swap, waiving their Preemptive Rights and Tag Along rights, as this is the case, as well as execute the terms of transfer and other instruments necessary to effect the swap on the fifth (5th) day from the receipt of GLOBO’s notice for this effect, promoting the Transfer of preferred shares issued by NET SERVIÇOS to GLOBO, which shall neither be subject to any Lien, nor bound by this present Shareholders’Agreement.

10.2.1 In the assumption provided for in Clause 10.2, GLOBO shall have ensured at its exclusive discretion, the right to proceed with the public offering of its preferred shares on securities market(s) where shares issued by NET SERVIÇOS are accepted for trading, and for this purpose, GLOBO may: (i) include its preferred shares in any public offering NET SERVIÇOS may perform; or (ii) request NET SERVIÇOS, in a single occasion every twelve (12) months, to adopt all the measures and arrangements necessary so that the referred preferred shares are registered for the purposes of the public offering. The right described in (i) and (ii) above is subject to the signature by the interested parties, on specific documents, pursuant to the applicable laws and regulations.

10.3. The extinguishment of GB for any reason or form and/or expiration or declaration voiding the Shareholders’ Agreement of GB shall not impair the validity and effectiveness of this present Shareholders’ Agreement, which shall remain in force in its current terms, in relation to the Shareholders’Agreement and its successors, excluding, however, references to the Shareholders’ Agreement of GB, Shareholders of GB and other provisions related to or applicable as a result of the existence of GB and/or the Shareholders’ Agreement of GB.

11. PUBLICITY AND REGISTRATION OF THE AGREEMENT

11.1. This Shareholders’ Agreement shall be filed at NET SERVIÇOS’ and GB’s headquarters, registered in their respective corporate books and with depositary financial institution of the shares issued by NET SERVIÇOS, and the provisions contained therein shall be observed by the referred depositary financial institution, by NET SERVIÇOS and GB in compliance with and for the purposes established by the Article 118 of the Law 6,404/76, as well as the Securities and Exchange Commission of Brazil, as provided for by the Article 17, paragraph IV of CVM Instruction 202 and BOVESPA. NET SERVIÇOS and GB or the depositary financial institution, if this is case, shall approve on the margin of the registry of registered shares owned by the Shareholders of the Agreement and Shareholders of GB, the following wording: “The shares represented by this registry, including their transfer or encumbrance on any account or the exercise of voting right, shall be subject to lien and to the rule of the Shareholders’ Agreement dated March 21, 2005, under the penalty of inefficiency of transfer, encumbrance or of the exercise of voting right”.

12. GENERAL PROVISIONS

12.1. Any notice, notification, request or communication related to this present Shareholders’Agreement, as well as any communication involving NET

SERVIÇOS and the Shareholders of the Agreement and Shareholders of GB, including to render or receive information, shall be sent by letter or fax or any other means, with receipt acknowledgment, for the respective representatives, located at the addresses as follows:

(i) GB

GB Empreendimentos e Participações S.A.
c/o GLOBOPAR
Av. Afrânio de Melo Franco, nº 135, 5º andar – Parte
22430-060, Rio de Janeiro – RJ
Brazil
Fax: (21) 2512-6195
Attention: Ronnie Vaz Moreira

(ii) LATAM

Latam do Brasil Participações S.A.
Rua Regente Feijó, 166, 16º andar, sala 1687-A-parte
Rio de Janeiro - Rio de Janeiro
Attention: Carlos Henrique Moreira
Fax: 55 (21) 2121-6370

Copy to TELMEX

(iii) TELMEX:
Teléfonos de México, S.A. de C.V.
Parques Via 198, Colônia Cuahtemoc
CP 06599 – Cidade do México
Mexico
Attention: Sergio Rodríguez Molleda
Fax: 52 55 92 66 87

Xavier, Bernardes e Bragança Sociedade de Advogados
Avenida Rio Branco, no. 1, 14o andar, “A”,
Rio de Janeiro, Rio de Janeiro
Brazil

Fax: 55 (21) 2272-9216
Attention: Alberto de Orleans e Bragança or Marcos Medeiros Coelho da Rocha

(iv) GLOBO:

Globo Comunicações e Participações S.A.
Av. Afrânio de Melo Franco nº 135, 1º andar
22430-060, Rio de Janeiro - RJ
Brazil
Fax: (21) 2512-6195
Attention: Ronnie Vaz Moreira
Fax: (21) 2540-1086
Attention: Simone Lahorgue Nunes

Copy to:

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
U.S.A.
Fax: 1-212-909-6836
Attention: Michael Gillespie

Souza, Cescon Avedissian, Barrieu e Flesh Advogados
Avenida Funchal, 263
São Paulo – SP
Brazil
Fax: 55-11-3089-6565
Attention: Maria Cristina Cescon Avedissian

12.1.1 Communications made under the terms of this Clause 12.1 shall be understood as have been made (i) upon delivery when sent by fax within the business hours at the destination location; (ii) at 9:00 am of the business day immediately after the day of delivery when sent by fax out of the business hours at the destination location; and (iii) at 9:00 am of the third business day following the date of delivery, when sent by courier.

12.1.2 The parties may alter their respective addresses mentioned above, whenever the new address is located within the Brazilian territory, by means of communication to the other parties.

12.1.3 TELMEX undertakes to maintain attorney-in-fact with domicile in Brazil with powers to receive any service of process and notices related to this Shareholders’ Agreement. TELMEX delivered to GLOBO a copy of the power of attorney granted to the attorney-in-fact indicated above for the purposes provided for herein. The attorney-in-fact indicated above only may be replaced or have his powers revoked after written communication to GLOBO under the terms of this Clause.

12.2 TELMEX executes this agreement under the condition as guarantor, jointly liable with LATAM for the compliance with all LATAM’s obligations set forth in this Shareholders’ Agreement.

12.3. Any amendment to this present Shareholders’ Agreement only may be made in written and after signed by all the Shareholders of the Agreement and by all Shareholders of GB.

12.4. This present Shareholders’ Agreement regulates all the relations between the Shareholders of the Agreement and the Shareholders of GB with respect to the subject-matter hereof, except for the provisions applicable to the Shareholders’ Agreement with BNDESPAR and Shareholders’ Agreement of GB, revoking and fully replacing any previous agreements, verbal or in written, between the Shareholders of the Agreement and the Shareholders of GB in relation to NET SERVIÇOS.

12.5. This present Shareholders’ Agreement binds the parties and their respective successors and assignees authorized on any account. Except for the assumptions expressly provided for, the obligations and rights of this present Shareholders’ Agreement may not be assigned or transferred, in whole or in part.

12.6. This present Shareholders’ Agreement shall be ruled by the laws of the Federative Republic of Brazil, observing the provisions of the Article 118 of the Law 6,404/76. Any disputes arising from or related to the provisions hereof, severally or jointly with the Bylaws, including related to the respective validity, effectiveness and construal, as well as with the rules published by the Brazilian Monetary Council, Central Bank of Brazil and Securities and Exchange Commission, shall be settled by arbitration. The arbitration shall be conducted by one or more arbitrators chosen as provided for by ICC’s regulation.

12.7. This Shareholders’ Agreement is signed in the Portuguese language. A non-sworn translation of this present Agreement is attached hereto for reference purposes. In case of unconformity between the two versions, the Portuguese version shall prevail.

12.8. The Shareholders of the Agreement shall adopt all the measures necessary to cause the members of the Board of Directors and/or Board of Executive Officers of NET SERVIÇOS not to approve the concession of loan of NET SERVIÇOS for parent companies or any other company not directly or indirectly controlled by NET SERVIÇOS.

12.9. The Shareholders of the Agreement undertake to and cause their Affiliated companies not to enter into any agreement regulating the exercise of voting right related to NET SERVIÇOS or with respect to the transfer of their shares. NET SERVIÇOS and GB shall not register or approve any document executed breaching the provisions of this Clause 12.9.

In witness whereof, the Shareholders of the Agreement, as well as the intervening parties, execute this present instrument in six (6) counterparts of equal tenor and effect, jointly with two (2) witnesses.

São Paulo, March 21, 2005.

(illegible signature)
GLOBO COMUNICAÇÕES E PARTICIPAÇÕES S.A.

(illegible signature)
DISTEL HOLDING S.A.

(illegible signature)
LATAM DO BRASIL PARTICIPAÇÕES S.A

(illegible signature)
GB EMPREENDIMENTOS E PARTICIPAÇÕES

(illegible signature)
TELÉFONOS DE MÉXICO S.A. DE C.V.

Witnesses:

1. (illegible signature)	2. (illegible signature)
Name: Raquel Kim	Name: Camila Sharon A. Lima
Identity Card (RG): 34.391.137-1	Identity Card (RG): 28.170.112-X SSP/SP
Individual Taxpayers’ID (CPF): 308.328.648-11	Individual Taxpayers’ID (CPF): 310.029.768-71

(all pages of the Shareholders’ Agreement are market with initials)

--------------------------------------------------------------------------------------------
NOTHING ELSE. In witness whereof, my hand and seal.
São Paulo, April 01, 2005

Tab. Emol.: R$ 2.709,00
Recibo nº.: 081

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2005

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Leonardo Porciúncula Gomes Pereira Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.